Result of Proxy Voting

A special meeting of shareholders of the series of the Trust was held on February 5, 2016. The special meeting was held for the purpose of electing two (2) Trustees to the Trusts Board of Trustees. Shareholders of all series of the Trust voted together on the proposal, and elected the following two (2) Trustees at the special meeting:

Jennifer Holden Dunbar

Ronald C. Parker

The results of the proxy solicitation on the preceding matter were as follows

PIMCO Equity Series

Trustee Nominee            For          Withheld

Jennifer Holden Dunbar     28,167,158   1,130,926

Ronald C. Parker           27,897,365   1,400,719